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                                             Filed by Aspect Development, Inc.
                     Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Aspect Development, Inc. Commission File No: 000-20749



                       ASPECT - I2 SLIDE PRESENTATION
                      SOURCE: ASPECT DEVELOPMENT, INC.

                               MARCH 16, 2000


                                  SLIDE ONE

Aspect and i2 logos side by side [graphic of spherical object behind logos]

                                  SLIDE TWO

TEXT:

Accelerating and Streamlining the Way Companies Do Business Today

Design [graphic of computer below text]
Source [graphic of box below text]
Plan
Buy [graphic of factory below text]
Make
Operate [graphic of semi-trailer below text]
Move
Store [graphic of warehouse and trucks below text]
Sell
Customer [graphic of customer with elongated shadow below text]


B2B Content

Companies:
-  Design products
-  Source and buy components from suppliers to make these products
-  Plan how many products to make
- Operate their plants and purchase mission-critical equipment to keep their plans running
-  Move and store their products that they sell to customers
-  Provide customer care

GRAPHIC:  Aspect and i2 logos side by side in lower right corner

                                       1.
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                                 SLIDE THREE

TEXT:

What Companies Want from an eMarketplace:
Leverage Across Multiple Trading Partners

- Increase revenue through collaborative product development between trading partners
- Reduce spend on direct materials and mission-critical MRO through spend aggregation
-  Reduce inventory through collaborative planning
-  Increase customer satisfaction through intelligent fulfillment and logistics

B  Buyer
S  Supplier
E  Exchange

GRAPHIC on left side of page - sphere surrounded with eight smaller spheres with the letter "S" in them on the left half of the large sphere; eight spheres with the letter "B" on the right half of the large sphere; within the sphere are three smaller spheres with the letter "E" in them.


                                 SLIDE FOUR

TEXT:

Why is This Important?

This new eMarket world can

-  Increases profitability dramatically
-  Increase the EPS of a company by 30% or more
-  Make business vastly more efficient, conserving precious resources

GRAPHIC:  Aspect and i2 logos side by side in lower right corner


                                 SLIDE FIVE

TEXT:

Together i2 and Aspect Span the eBusiness Spectrum

Design [graphic of computer below text]
Source [graphic of box below text]
Plan
Buy [graphic of factory below text]
Make

                                       2.
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Operate [graphic of semi-trailer below text]
Move
Customer [graphic of customer with elongated shadow below text]

B2B Content

-    Design collaboration                          - Planning
-    Spend aggregation for direct & operations     - Fulfillment
-    B2B content                                   - Delivery
-    Customer care
-    TradeMatrix B2B platform

GRAPHIC:  Large Aspect and i2 logos side by side centered on page below all text

                                  SLIDE SIX

TEXT:

Content is the Core of an eMarketplace

GRAPHIC:  Three large circles within each other.

TEXT:

Content [text inside inner-most circle]
Aggregate; Discover; Collaborate [text inside middle circle]
Transact [text inside outer-most circle]

No Content, No B2B

GRAPHIC:  Aspect and i2 logos side by side in lower right corner



                                 SLIDE SEVEN

TEXT:

How Customers Benefit from the Merger

-  Complete B2B technology platform and suite of solutions
-  Enormous value proposition
   -  30% + increase in EPS for customers
-  Partner of scale focused exclusively on B2B

                                       3.
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   -  4,000 employees
   -  $200M R&D
-  Open platform standard for B2B

GRAPHIC:  Aspect and i2 logos side by side in lower right corner


                                 SLIDE EIGHT

TEXT:

How Shareholders Benefit

We've created a B2B powerhouse

-  Accelerated revenue growth
-  Accelerated market share
- B2B platform of choice in one of the largest and fastest growing markets of all time
-  Outstanding competitive advantage
   - No other company has this complete B2B technology platform and suite of solutions today
   -  No other company can develop it or acquire their way to it any time soon

GRAPHIC:  Aspect and i2 logos side by side in lower right corner



______________________________________________________________________________
Additional Information and Where to find It

Aspect plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and i2 and Aspect expect to mail a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about i2, Aspect, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: 650-428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference

                                       4.
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rooms. i2's and Aspect's filings with the Commission are also available to the public form commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Aspect, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. A description of any interests that Aspect's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Cautionary Language:

This document contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this document relating to the expected benefits of the contemplated mergers are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2 and Aspect, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission.

                                       5.